05055466

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC RECEIVED PROCESSING
MAY 2 6 2005
WASH, D.C. 209 SECTION

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, May 20, 2005, Series 2005-AP2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUN 0 1 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: MAY 25, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By: [signature]
Name: N. Dante LaRocca
Title: Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Collateral Terms Sheets	P*
99.2	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit 99.1

Nomura Asset Acceptance Corporation,

Alternative Loan Trust, Series 2005-AP2

Issuer

Nomura Asset Acceptance Corporation

Depositor

The collateral information contained herein reflects the anticipated May 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different that shown below.

All Loans

Weighted Average DTI	37.6
% of Silent 2nds	40.1%
CLTV of Silent 2nds	93.95
CLTV	83.34

	FICO
IO Loans	688

Occupancy	FICO
Primary	681
Investor	693
2nd Home	690

Purpose	FICO
Purchase	694
Refi - Cash Out	669
Refi - Rate/Term	685

Document Types	FICO
Full/Alt	690
Reduced/Limited	683
No Ratio	685
Stated	675
NINA	687

Series 8

Series 24

Exhibit 99.2

Nomura
Fixed Position
NAAC 2005-AP2; second
455 records
Balance: 76,075,276

Selection Criteria: NAAC 2005-AP2; second
Table of Contents

Series 8

Series 24

1. Summary

As-of / Cut-off Date: 2005-05-01
Number of Loans: 455
Total Current Balance: 76,075,276.14
Maximum Balance: 905,450.00
Minimum Balance: 25,611.85
Average Current Balance: 167,198.41
Weighted Average Coupon: 7.339
Maximum Coupon: 9.625
Minimum Coupon: 5.250
Weighted Average Original Term: 349
Weighted Average Remaining Term: 345
Weighted Average Seasoning: 4
Weighted Average Original IO Term: 119
Top 5 States: NY(28%),FL(12%),MA(9%),CT(9%),NJ(7%)
Top 5 Zip Codes: 11226(2%),11369(2%),2145(1%),11230(1%),94109(1%)

Weighted Average FICO Score: 693
Weighted Average Orig LTV: 76.36
Weighted Average Orig CLTV: 83.11
% of portfolio with Orig LTV over 80%: 11.44
% of portfolio with Orig LTV over 80% & no MI: 1.45
% with LPMI: 2.35
Weighted Average LPMI: 0.823
% of portfolio Conforming: 84.89
% of portfolio Jumbo: 15.11
% of portfolio with Full/Alt Docs: 20.41
% Owner Occupied: 0.0
% Fixed Rate: 100.0
% IO: 20.09
% Seconds: 0.0
% of Total Pool - Simultaneous Seconds: 43.69
% Prepay Penalty: 49.94
% No Prepay Penalty: 50.06

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2. Product Type

Product Type	Number of Loans	Current Principal Balance	% by Current Principal Balance
Fixed 15yr	41	4,410,638.92	5.8
Fixed 15yr - IO	2	304,300.00	0.4
Fixed 30yr	343	56,384,312.86	74.12
Fixed 30yr - IO	69	14,976,024.36	19.69
Total:	**455**	**76,075,276.14**	**100**

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3. Current Principal Balance ($)

Current Principal Balance ($)	Number of Loans	Current Principal Balance	% by Current Principal Balance
20000.01 - 40000.00	21	714,010.46	0.94
40000.01 - 60000.00	51	2,640,122.17	3.47
60000.01 - 80000.00	50	3,480,392.37	4.57
80000.01 - 100000.00	50	4,528,302.30	5.95
100000.01 - 120000.00	51	5,611,994.12	7.38
120000.01 - 140000.00	40	5,198,615.29	6.83
140000.01 - 160000.00	30	4,511,427.22	5.93
160000.01 - 180000.00	18	3,063,937.82	4.03
180000.01 - 200000.00	20	3,823,509.29	5.03
200000.01 - 220000.00	14	2,984,800.24	3.92
220000.01 - 240000.00	21	4,865,898.88	6.4
240000.01 - 260000.00	7	1,758,560.79	2.31
260000.01 - 280000.00	9	2,441,628.30	3.21
280000.01 - 300000.00	11	3,201,289.04	4.21
300000.01 - 320000.00	8	2,478,279.01	3.26
320000.01 - 340000.00	7	2,320,177.79	3.05
340000.01 - 360000.00	6	2,121,969.60	2.79
360000.01 - 380000.00	4	1,485,677.52	1.95
380000.01 - 400000.00	8	3,102,194.42	4.08
400000.01 - 420000.00	3	1,244,374.45	1.64

420000.01 - 440000.00	5	2,167,849.89	2.85
440000.01 - 460000.00	3	1,335,469.08	1.76
460000.01 - 480000.00	1	477,924.62	0.63
480000.01 - 500000.00	1	498,263.45	0.65
500000.01 - 520000.00	1	518,919.34	0.68
520000.01 - 540000.00	1	530,483.45	0.7
540000.01 - 560000.00	4	2,210,842.67	2.91
560000.01 - 580000.00	2	1,138,609.18	1.5
580000.01 - 600000.00	1	598,621.91	0.79
600000.01 - 620000.00	1	617,999.07	0.81
640000.01 - 660000.00	2	1,293,277.37	1.7
680000.01 - 700000.00	1	696,871.26	0.92
700000.01 - 720000.00	1	719,999.00	0.95
780000.01 - 800000.00	1	787,534.77	1.04
900000.01 - 920000.00	1	905,450.00	1.19
Total:	**455**	**76,075,276.14**	**100**

Minimum: 25,611.85
Maximum: 905,450.00
Average: 167,198.41

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4. Original Principal Balance ($)

Original Principal Balance ($)	Number of Loans	Current Principal Balance	% by Current Principal Balance
20,000.01 - 40,000.00	21	714,010.46	0.94
40,000.01 - 60,000.00	50	2,580,201.97	3.39
60,000.01 - 80,000.00	51	3,540,312.57	4.65
80,000.01 - 100,000.00	49	4,428,500.48	5.82
100,000.01 - 120,000.00	52	5,711,795.94	7.51
120,000.01 - 140,000.00	39	5,059,133.11	6.65
140,000.01 - 160,000.00	31	4,650,909.40	6.11
160,000.01 - 180,000.00	18	3,063,937.82	4.03
180,000.01 - 200,000.00	19	3,624,772.92	4.76
200,000.01 - 220,000.00	14	2,966,455.24	3.9
220,000.01 - 240,000.00	22	5,082,980.25	6.68
240,000.01 - 260,000.00	7	1,758,560.79	2.31
260,000.01 - 280,000.00	9	2,441,628.30	3.21
280,000.01 - 300,000.00	11	3,201,289.04	4.21
300,000.01 - 320,000.00	8	2,478,279.01	3.26
320,000.01 - 340,000.00	7	2,320,177.79	3.05
340,000.01 - 360,000.00	6	2,121,969.60	2.79
360,000.01 - 380,000.00	4	1,485,677.52	1.95
380,000.01 - 400,000.00	8	3,102,194.42	4.08
400,000.01 - 420,000.00	2	829,052.63	1.09
420,000.01 - 440,000.00	5	2,143,317.21	2.82
440,000.01 - 460,000.00	4	1,775,323.58	2.33
460,000.01 - 480,000.00	1	477,924.62	0.63
480,000.01 - 500,000.00	1	498,263.45	0.65
500,000.01 - 520,000.00	1	518,919.34	0.68
520,000.01 - 540,000.00	1	530,483.45	0.7
540,000.01 - 560,000.00	4	2,210,842.67	2.91
560,000.01 - 580,000.00	2	1,138,609.18	1.5
580,000.01 - 600,000.00	1	598,621.91	0.79
600,000.01 - 620,000.00	1	617,999.07	0.81
640,000.01 - 660,000.00	2	1,293,277.37	1.7
680,000.01 - 700,000.00	1	696,871.26	0.92
700,000.01 - 720,000.00	1	719,999.00	0.95
780,000.01 - 800,000.00	1	787,534.77	1.04

900,000.01 - 920,000.00	1	905,450.00	1.19
Total:	**455**	**76,075,276.14**	**100**

Minimum: 25,920.00
Maximum: 910,000.00
Average: 167,819.67
Total: 76,357,950.00

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5. Mortgage Rate (%)

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance
5.001 - 5.250	1	89,688.95	0.12
5.251 - 5.500	2	289,976.95	0.38
5.501 - 5.750	6	1,102,587.59	1.45
5.751 - 6.000	8	1,918,313.22	2.52
6.001 - 6.250	12	1,815,454.02	2.39
6.251 - 6.500	46	6,346,472.24	8.34
6.501 - 6.750	39	8,725,836.11	11.47
6.751 - 7.000	83	13,553,104.65	17.82
7.001 - 7.250	45	7,015,125.63	9.22
7.251 - 7.500	49	8,819,840.02	11.59
7.501 - 7.750	33	5,048,432.43	6.64
7.751 - 8.000	41	8,356,313.29	10.98
8.001 - 8.250	23	3,367,689.07	4.43
8.251 - 8.500	19	2,434,074.93	3.2
8.501 - 8.750	11	2,445,105.89	3.21
8.751 - 9.000	23	2,687,844.38	3.53
9.001 - 9.250	3	403,501.25	0.53
9.251 - 9.500	4	353,557.61	0.46
9.501 - 9.750	7	1,302,357.91	1.71
Total:	**455**	**76,075,276.14**	**100**

Minimum: 5.250
Maximum: 9.625
Weighted Average: 7.339

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6. Net Rate

Net Rate	Number of Loans	Current Principal Balance	% by Current Principal Balance
4.751 - 5.000	1	89,688.95	0.12
5.001 - 5.250	2	289,976.95	0.38
5.251 - 5.500	6	1,102,587.59	1.45
5.501 - 5.750	8	1,918,313.22	2.52
5.751 - 6.000	14	2,059,204.02	2.71
6.001 - 6.250	47	6,319,941.10	8.31
6.251 - 6.500	41	8,922,547.03	11.73
6.501 - 6.750	86	13,811,107.95	18.15
6.751 - 7.000	48	7,325,563.73	9.63
7.001 - 7.250	50	8,778,972.38	11.54
7.251 - 7.500	32	4,988,384.55	6.56
7.501 - 7.750	40	8,289,998.15	10.9
7.751 - 8.000	17	2,858,476.84	3.76

8.001 - 8.250	17	2,292,459.59	3.01
8.251 - 8.500	11	2,445,105.89	3.21
8.501 - 8.750	21	2,523,531.43	3.32
8.751 - 9.000	3	403,501.25	0.53
9.001 - 9.250	4	353,557.61	0.46
9.251 - 9.500	7	1,302,357.91	1.71
Total:	**455**	**76,075,276.14**	**100**

Min: 4.985
Max: 9.360
Weighted Average: 7.055
LPMI %: 2.350
Weighte Average LPMI: 0.823

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7. Original Terms (mos.)

Original Terms (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance
121 - 180	43	4,714,938.92	6.2
301 - 360	412	71,360,337.22	93.8
Total:	**455**	**76,075,276.14**	**100**

Minimum: 180
Maximum: 360
Weighted Average: 349

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8. Remaining Term (mos.)

Remaining Term (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance
121 - 180	43	4,714,938.92	6.2
301 - 360	412	71,360,337.22	93.8
Total:	**455**	**76,075,276.14**	**100**

Minimum: 170
Maximum: 359
Weighted Average: 345

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9. Seasoning (mos.)

Seasoning (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance
1	32	6,286,587.28	8.26
2	24	5,740,778.21	7.55
3	78	15,510,178.79	20.39
4	211	33,245,346.34	43.7
5	63	8,383,660.00	11.02
6	12	2,291,836.16	3.01
7	10	1,571,418.05	2.07

8	8	694,125.95	0.91
9	5	468,668.61	0.62
10	9	1,271,271.61	1.67
12	1	387,056.92	0.51
20	1	25,611.85	0.03
27	1	198,736.37	0.26
Total:	**455**	**76,075,276.14**	**100**

Minimum: 1
Maximum: 27
Weighted Average: 4

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10. Lien Position

Lien Position	Number of Loans	Current Principal Balance	% by Current Principal Balance
1	455	76,075,276.14	100
Total:	**455**	**76,075,276.14**	**100**

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11. First Liens with Junior Liens

First Liens with Junior Liens	Number of Loans	Current Principal Balance	% by Current Principal Balance
No	286	42,838,585.43	56.31
Yes	169	33,236,690.71	43.69
Total:	**455**	**76,075,276.14**	**100**

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12. Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance
<= 50.00	15	2,480,868.61	3.26
50.01 - 55.00	2	143,456.06	0.19
55.01 - 60.00	12	2,299,076.37	3.02
60.01 - 65.00	19	3,639,526.10	4.78
65.01 - 70.00	42	9,059,096.66	11.91
70.01 - 75.00	29	3,740,681.32	4.92
75.01 - 80.00	242	46,012,866.57	60.48
80.01 - 85.00	11	1,232,568.47	1.62
85.01 - 90.00	54	4,533,714.40	5.96
90.01 - 95.00	20	2,114,870.61	2.78
95.01 - 100.00	9	818,550.97	1.08
Total:	**455**	**76,075,276.14**	**100**

Minimum: 6.50
Maximum: 100.00
Weighted Average by Original Balance: 76.34
Weighted Average by Current Balance: 76.36

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13. Combined Original Loan-to-Value Ratio (%)

Combined Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance
5.01 - 10.00	1	905,450.00	1.19
20.01 - 25.00	1	126,690.13	0.17
25.01 - 30.00	1	217,081.37	0.29
30.01 - 35.00	3	190,788.39	0.25
35.01 - 40.00	3	388,496.07	0.51
40.01 - 45.00	3	398,795.98	0.52
45.01 - 50.00	3	253,566.67	0.33
50.01 - 55.00	2	143,456.06	0.19
55.01 - 60.00	9	1,617,064.63	2.13
60.01 - 65.00	16	3,125,603.53	4.11
65.01 - 70.00	23	5,380,025.45	7.07
70.01 - 75.00	19	3,008,310.48	3.95
75.01 - 80.00	113	19,528,813.15	25.67
80.01 - 85.00	14	2,415,044.44	3.17
85.01 - 90.00	107	17,401,341.84	22.87
90.01 - 95.00	75	13,103,687.31	17.22
95.01 - 100.00	62	7,871,060.64	10.35
Total:	**455**	**76,075,276.14**	**100**

Minimum: 6.50
Maximum: 100.00
Weighted Average by Original Balance: 83.09
Weighted Average by Current Balance: 83.11

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80,MICompany>14. LTV > 80, MI Company

LTV > 80, MI Company	Number of Loans	Current Principal Balance	% by Current Principal Balance
GEMIC	12	1,173,904.75	13.49
MGIC	7	762,691.27	8.77
None	11	1,106,476.19	12.72
PMI	40	3,549,968.45	40.81
Radian	22	2,031,784.04	23.35
RMIC	2	74,879.75	0.86
Total:	**94**	**8,699,704.45**	**100**

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15. Geographic Distribution by State

Geographic Distribution by State	Number of Loans	Current Principal Balance	% by Current Principal Balance
Alabama	3	204,961.20	0.27
Arizona	15	2,308,787.07	3.03

California	11	3,159,080.35	4.15
Colorado	5	714,151.14	0.94
Connecticut	45	6,788,974.19	8.92
Florida	67	9,036,376.56	11.88
Georgia	9	1,063,764.56	1.4
Illinois	11	1,222,576.15	1.61
Indiana	3	165,627.29	0.22
Kentucky	8	468,028.15	0.62
Maine	5	661,032.16	0.87
Maryland	10	1,078,895.19	1.42
Massachusetts	27	6,876,596.78	9.04
Michigan	8	487,169.15	0.64
Minnesota	2	488,003.96	0.64
Mississippi	1	127,407.43	0.17
Missouri	9	1,066,724.97	1.4
Nebraska	1	49,886.64	0.07
Nevada	6	1,401,893.68	1.84
New Hampshire	3	510,266.92	0.67
New Jersey	24	5,301,976.05	6.97
New Mexico	2	178,004.88	0.23
New York	65	21,193,503.91	27.86
North Carolina	12	837,273.90	1.1
Ohio	16	1,316,222.33	1.73
Oklahoma	1	95,113.94	0.13
Oregon	2	272,772.61	0.36
Pennsylvania	30	2,449,679.27	3.22
Rhode Island	11	2,018,065.60	2.65
South Carolina	1	78,059.46	0.1
Tennessee	3	210,172.64	0.28
Texas	20	2,134,014.46	2.81
Utah	1	97,510.60	0.13
Virginia	11	1,025,017.30	1.35
Washington	4	488,920.22	0.64
Washington, DC	2	468,665.77	0.62
West Virginia	1	30,099.66	0.04
Total:	**455**	**76,075,276.14**	**100**

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16. Adjustment Type

Adjustment Type	Number of Loans	Current Principal Balance	% by Current Principal Balance
F	455	76,075,276.14	100
Total:	**455**	**76,075,276.14**	**100**

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17. Interest Only

Interest Only	Number of Loans	Current Principal Balance	% by Current Principal Balance
0	384	60,794,951.78	79.91
1	71	15,280,324.36	20.09
Total:	**455**	**76,075,276.14**	**100**

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18. Property Type

Property Type	Number of Loans	Current Principal Balance	% by Current Principal Balance
Single Family	170	25,390,707.30	33.38
2-4 Family	207	39,845,868.46	52.38
Condo	34	4,077,489.06	5.36
Co-op	1	51,821.91	0.07
PUD	43	6,709,389.41	8.82
Total:	**455**	**76,075,276.14**	**100**

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19. Units

Units	Number of Loans	Current Principal Balance	% by Current Principal Balance
1	248	36,229,407.68	47.62
2	85	13,592,596.19	17.87
3	80	17,541,690.49	23.06
4	42	8,711,581.78	11.45
Total:	**455**	**76,075,276.14**	**100**

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20. Occupancy

Occupancy	Number of Loans	Current Principal Balance	% by Current Principal Balance
Investor	455	76,075,276.14	100
Total:	**455**	**76,075,276.14**	**100**

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21. Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% by Current Principal Balance
Purchase	295	46,522,334.12	61.15
Refi - Rate/Term	29	4,400,384.78	5.78
Refi - Cash Out	131	25,152,557.24	33.06
Total:	**455**	**76,075,276.14**	**100**

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22. Documentation Level

Documentation Level	Number of Loans	Current Principal Balance	% by Current Principal Balance
Full/Alt Documentation	113	15,524,049.81	20.41
Limited/Reduced Docuemantation	131	23,741,311.24	31.21
No Documentation	64	10,636,323.85	13.98
No Ratio	99	18,391,262.81	24.18
Stated Documentation	48	7,782,328.43	10.23
Total:	**455**	**76,075,276.14**	**100.00**

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23. Credit Grade

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24. FICO Score

FICO Score	Number of Loans	Current Principal Balance	% by Current Principal Balance
Not Available	10	2,620,189.39	3.44
580 - 599	1	272,778.06	0.36
600 - 619	11	1,123,508.06	1.48
620 - 639	35	6,960,123.11	9.15
640 - 659	48	8,465,140.71	11.13
660 - 679	89	15,771,861.69	20.73
680 - 699	54	10,128,124.55	13.31
700 - 719	72	10,659,804.12	14.01
720 - 739	46	8,212,121.36	10.79
740 - 759	46	6,304,260.01	8.29
760 - 779	29	3,873,431.20	5.09
780 - 799	12	1,379,223.15	1.81
800 >=	2	304,710.73	0.4
Total:	**455**	**76,075,276.14**	**100**

Minimum: 591
Maximum: 815
Non-Zero Weighted Average: 693
% UPB missing FICOs: 3.44

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25. Debt-to-Income Back Ratio

Debt-to-Income Back Ratio	Number of Loans	Current Principal Balance	% by Current Principal Balance
<= 0.00	164	29,077,473.30	38.22
0.01 - 5.00	1	167,483.12	0.22
5.01 - 10.00	3	270,551.27	0.36
10.01 - 15.00	9	1,049,305.06	1.38

15.01 - 20.00	13	1,798,898.51	2.36
20.01 - 25.00	21	2,978,521.80	3.92
25.01 - 30.00	40	5,213,497.38	6.85
30.01 - 35.00	46	8,395,247.63	11.04
35.01 - 40.00	57	9,021,465.60	11.86
40.01 - 45.00	56	10,036,341.24	13.19
45.01 - 50.00	38	6,743,404.20	8.86
50.01 - 55.00	5	970,799.51	1.28
55.01 - 60.00	2	352,287.52	0.46
Total:	**455**	**76,075,276.14**	**100**

Minimum: 3.20
Maximum: 57.46
Non-Zero Weighted Average: 35.90
% UPB missing DTIs: 38.22

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26. Prepayment Penalty Flag

Prepayment Penalty Flag	Number of Loans	Current Principal Balance	% by Current Principal Balance
No Prepayment Penalty	189	38,079,583.52	50.06
Prepayment Penalty	266	37,995,692.62	49.94
Total:	**455**	**76,075,276.14**	**100**

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27. Prepayment Term (mos.)

Prepayment Term (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance
0	189	38,079,583.52	50.06
6	2	274,429.15	0.36
12	31	5,789,877.86	7.61
24	44	5,565,784.29	7.32
36	135	18,090,610.92	23.78
60	54	8,274,990.40	10.88
Total:	**455**	**76,075,276.14**	**100**

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28. Monthly Payments ($)

Monthly Payments ($)	Number of Loans	Current Principal Balance	% by Current Principal Balance
0.01 - 500.00	96	5,025,213.94	6.61
500.01 - 1000.00	177	18,841,397.59	24.77
1000.01 - 1500.00	75	13,764,372.60	18.09
1500.01 - 2000.00	40	9,855,207.22	12.95
2000.01 - 2500.00	26	8,484,751.23	11.15
2500.01 - 3000.00	20	7,812,168.25	10.27
3000.01 - 3500.00	4	1,998,651.05	2.63

3500.01 - 4000.00	9	4,673,760.88	6.14
4000.01 - 4500.00	3	1,936,619.98	2.55
4500.01 - 5000.00	4	2,895,598.63	3.81
6000.01 - 6500.00	1	787,534.77	1.04
Total:	**455**	**76,075,276.14**	**100**

Minimum: 194.81
Maximum: 6,128.98
Average: 1,152.63

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29. Origination Date

Origination Date	Number of Loans	Current Principal Balance	% by Current Principal Balance
2003-01	1	198,736.37	0.26
2003-08	1	25,611.85	0.03
2004-04	1	387,056.92	0.51
2004-06	8	1,241,393.68	1.63
2004-07	6	498,546.54	0.66
2004-08	5	366,883.21	0.48
2004-09	13	1,898,660.79	2.5
2004-10	12	2,291,836.16	3.01
2004-11	46	6,495,707.56	8.54
2004-12	217	32,288,865.49	42.44
2005-01	86	17,422,314.27	22.9
2005-02	26	6,511,963.98	8.56
2005-03	33	6,447,699.32	8.48
Total:	**455**	**76,075,276.14**	**100**

Minimum: 2003-01-14
Maximum: 2005-03-30

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30. First Payment Date

First Payment Date	Number of Loans	Current Principal Balance	% by Current Principal Balance
2003-03	1	198,736.37	0.26
2003-10	1	25,611.85	0.03
2004-06	1	387,056.92	0.51
2004-08	9	1,271,271.61	1.67
2004-09	5	468,668.61	0.62
2004-10	8	694,125.95	0.91
2004-11	10	1,571,418.05	2.07
2004-12	12	2,291,836.16	3.01
2005-01	63	8,383,660.00	11.02
2005-02	211	33,245,346.34	43.7
2005-03	78	15,510,178.79	20.39
2005-04	24	5,740,778.21	7.55
2005-05	32	6,286,587.28	8.26
Total:	**455**	**76,075,276.14**	**100**

Minimum: 2003-03-01
Maximum: 2005-05-01

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31. Maturity Date

Maturity Date	Number of Loans	Current Principal Balance	% by Current Principal Balance
2019-07	3	126,525.27	0.17
2019-08	2	194,113.20	0.26
2019-09	6	411,843.71	0.54
2019-10	4	722,818.23	0.95
2019-11	2	465,298.14	0.61
2019-12	12	1,176,589.72	1.55
2020-01	11	1,268,653.38	1.67
2020-02	1	68,923.01	0.09
2020-03	2	280,174.26	0.37
2033-02	1	198,736.37	0.26
2033-09	1	25,611.85	0.03
2034-05	1	387,056.92	0.51
2034-07	6	1,144,746.34	1.5
2034-08	3	274,555.41	0.36
2034-09	2	282,282.24	0.37
2034-10	6	848,599.82	1.12
2034-11	10	1,826,538.02	2.4
2034-12	51	7,207,070.28	9.47
2035-01	200	31,976,692.96	42.03
2035-02	77	15,441,255.78	20.3
2035-03	22	5,460,603.95	7.18
2035-04	32	6,286,587.28	8.26
Total:	**455**	**76,075,276.14**	**100**

Minimum: 2019-07-01
Maximum: 2035-04-01

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32. Paid Thru Date

Paid Thru Date	Number of Loans	Current Principal Balance	% by Current Principal Balance
2005-03	28	6,082,671.08	8
2005-04	333	55,346,924.46	72.75
2005-05	92	14,034,887.86	18.45
2005-06	2	610,792.74	0.8
Total:	**455**	**76,075,276.14**	**100**

Minimum: 2005-03-01
Maximum: 2005-06-01

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33. Next Due Date

Next Due Date	Number of Loans	Current Principal Balance	% by Current Principal Balance
2005-04	28	6,082,671.08	8

2005-05	333	55,346,924.46	72.75
2005-06	92	14,034,887.86	18.45
2005-07	2	610,792.74	0.8
Total:	**455**	**76,075,276.14**	**100**

Minimum: 2005-04-01
Maximum: 2005-07-01

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34. Payment Day

Payment Day	Number of Loans	Current Principal Balance	% by Current Principal Balance
1	454	76,038,660.83	99.95
30	1	36,615.31	0.05
Total:	**455**	**76,075,276.14**	**100**

Minimum: 1
Maximum: 30
Weighted Average: 1